Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 17, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sirs,

Sub:	Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘SEBI Listing Regulations’) and read with the Securities and Exchange Board of India ("SEBI") Circular dated September 9, 2015, bearing reference no. CIR/CFD/CMD/4/2015("Circular")

With reference to the above and in compliance with Regulation 30 of SEBI Listing Regulations, we hereby inform you that, Dr. Reddy's Research and Development B. V., a wholly owned subsidiary of the Company, has entered into an Asset Purchase Agreement for sale of its certain assets and liabilities including transfer of employees at site situated at Zernikedreef 12, 2333, CL Leiden, The Netherlands.

The disclosure required under Regulation 30 of the SEBI Listing Regulations read with Circular is enclosed herewith as Annexure-A.

Kindly take the above on your record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head CSR

Encl: A/a

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

Annexure A

Particulars		Details
a)	The amount and percentage of the turnover or revenue or income and net worth contributed by such unit or division of the listed entity during the last financial year.

As part of the larger productivity initiatives, Dr. Reddy's Research and Development B. V., (DRRDBV) a wholly owned subsidiary of the Company has entered into an Asset Purchase Agreement for sale of its certain assets and liabilities including transfer of employees at its site at Leiden, The Netherlands.

As the current asset purchase agreement is for sale of its certain assets and liabilities including employee's transfer, details of revenue, net income and net worth are not applicable.

b)	Date on which the agreement for sale has been entered into	The Asset Purchase agreement was signed on December 16, 2022
c)	The expected date of completion of sale/ disposal	Expected to conclude latest by December 31, 2022 subject to satisfaction of certain closing conditions.
d)	Consideration received from such sale/ disposal

The agreed consideration for the assets and liabilities of the said site is EUR 1.

Further DRRDBV has agreed to pay to the purchaser a compensation of EUR 11.35 million for certain operating expenses related to the site. The compensation would be increased by an amount of EUR 150,000 upon satisfaction of certain conditions. Post this, no further payment would be made to the purchaser.

e)	Brief details of Buyers	The purchaser is Delpharm Development Leiden B.V., which is part of France based Delpharm Group (Delpharm).
f)	Whether any of the buyers belong to promoters/ promoter group/ group companies. If yes, details thereof	No
g)	Whether the transaction would fall within related party transactions? If yes, whether the same is done at "arm's length"	No
h)	Additionally, in case of a slump sale, indicative disclosures provided for amalgamation/merger, shall be disclosed by the listed entity with respect to such slump sale	NA